[LOEB & LOEB LLP LETTERHEAD]

February 12, 2007
Jeffrey P. Reidler, Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 6010

Re:	China BioPharma, Inc.
Form SB-2 Registration Statement
File No. 333-140133

Dear Mr. Reidler:

On behalf of our client, China BioPharma, Inc., a Delaware corporation (the “Company,”), we transmit herewith for filing with the Securities and Exchange Commission (the “Commission”), pursuant to Section 6 of, and Regulation C under, the Securities Act of 1933, as amended (the “Securities Act”), and Rule 101(a)(1)(i) of Regulation S-T under the Commission's Electronic Data Gathering and Retrieval System (EDGAR), one complete electronic version of Amendment No. 1 (“Amendment No. 1”) to the Company’s Registration Statement on Form SB-2 (No. 333-140133) (together, the “Registration Statement”). Amendment No. 1 responds to the comments set forth in the Staff’s letter dated February 6, 2007 (the “Staff’s Letter”).

In order to facilitate your review of Amendment No. 1, we have responded, on behalf of the Company, to each of the comments set forth in the Staff’s Letter, on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter.

The Company’s responses to the Staff’s comments set forth in the Staff’s Letter are as follows:

Comment
Number	Response

Dollar Value of underlying securities

1.
The maximum aggregate dollar value of the common stock underlying the convertible notes that the Company has registered for resale is $7,740,000. This number is based on the contractually agreed minimum number of underlying securities to be registered for resale (18,000,000) and the market price per share ($0.43) for the Company’s common stock on December 13, 2006, the date of issuance of the convertible notes.

The market price for the Company’s common stock on February 6, 2007 was $0.30 per share. Using this market price per share, the maximum aggregate dollar value of the common stock underlying the convertible notes that the Company has registered for resale (18,000,000 shares) is $5,400,000.

The above disclosure has been added on page 6 of the prospectus included with Amendment No. 1.

Payment to the investor and affiliates

2.
The following are tables disclosing the dollar amount of each payment required to be made by the Company to any selling shareholder or any affiliate of a selling shareholder. There are no other persons with whom any selling shareholder has a contractual relationship with regarding the transactions.

Gross proceeds from issuance of the convertible notes:	$3,000,000.00
Payments in connection with the transaction that the
Company has made or will make:
Finder's fee	$300,000.00
Legal fees	$90,000.00
Filing, printing and shipping fees	$3,750.00
Total Payments made by the Company:	$393,750.00
Net proceeds to issuer:	$2,606,250.00

The following is a table disclosing the interest payments required to be made to the selling shareholders during the life of the convertible notes.

Date	Interest Payment Amount	Date	Interest Payment Amount
3/13/2007	$60,000.00	1/13/2008	$10,476.19
4/13/2007	$19,047.62	2/13/2008	$9,523.81
5/13/2007	$18,095.24	3/13/2008	$8,571.43
6/13/2007	$17,142.86	4/13/2008	$7,619.05
7/13/2007	$16,190.48	5/13/2008	$6,666.67
8/13/2007	$15,238.10	6/13/2008	$5,714.29
9/13/2007	$14,285.71	7/13/2008	$4,761.90
10/13/2007	$13,333.33	8/13/2008	$3,809.52
11/13/2007	$12,380.95	9/13/2008	$2,857.14
12/13/2007	$11,428.57	10/13/2008	$1,904.76
		11/13/2008	$952.38
Total Interest Payments:	$260,000.00

The net proceeds to the Company from the sale of the convertible notes was $2,606,250 on December 13, 2006, such amount includes the payment of fees, including legal fees, finder’s fees and filing, printing and shipping fees, associated with the placement of the convertible notes and warrants. The total amount of possible payments, including interest payments but excluding the repayment of principal, to the selling shareholders and any of their affiliates in the first year following December 13, 2006, the date of sale of the convertible notes, and assuming that none of the notes are converted into common stock would be $197,142.86.

The above disclosure has been added on page 7 of the prospectus included with Amendment No. 1.

Potential profits on conversion

3.
The following is a table disclosing the aggregate amount of possible profit which could be realized by the selling shareholders as a result of the conversion discount for the securities underlying the convertible notes.

The conversion price of $0.25 represents a discount of $0.18 to $0.43 which was the market price per share for our common stock on December 13, 2006, the date of issuance of the convertible notes.

Market price per share on December 13, 2006 of securities
underlying the convertible notes:	$0.43
Conversion price per share on December 13, 2006 of securities
underlying the convertible notes:	$0.25
Total shares underlying convertible notes (at a conversion price of
12,000,000
Combined market price of the total number of shares (12,000,000)
underlying the convertible note using $0.43 market price	$5,160,000
Combined conversion price of shares underlying convertible notes	$3,000,000
Total possible discount to market price:	$2,160,000

The following table shows the possible discount to market price based on the market price on February 6, 2007 which was $0.30 per share which results in, a conversion price, after considering the lesser of (A) $0.25, or (B) the seventy-five percent (75%) of the average of the closing bid price of the common stock of $0.225 per shares.

Market price per share on February 6, 2007 of securities underlying
the convertible notes:	$0.30
Conversion price per share on February 6, 2007 of securities
underlying the convertible notes:	$0.225
Total number of shares underlying the convertible notes (at a
conversion price of $0.225)	13,333,333
Combined market price of the total number of shares (13,333,333)
underlying the convertible note using $0.30 market price	$4,000,000
Combined conversion price of shares underlying convertible notes	$3,000,000
Total possible discount to market price:	$1,000,000

Pursuant to the terms of the convertible notes, after the occurrence of an Event of Default with respect to the notes, the fixed conversion price of the notes shall be the lesser of $0.25 or 75% of the average of the closing bid prices of the Company’s common stock for the five trading days prior to a conversion date.

In the event that the Company elects to pay its monthly amortization of principal and interest in shares of common stock, the terms of the convertible notes provide that such common stock shall be valued at an applied conversion rate that is equal to the lesser of (A) $0.25, or (B) seventy-five percent (75%) of the average of the closing bid price of the common stock as reported by Bloomberg L.P. for the principal market for the five trading days preceding the date a notice of conversion, if any, is given to the Company by the noteholder after the Company notifies the noteholder of its election to pay its monthly payment obligation with shares of Common Stock.

The above disclosure has been added on page 7 of the prospectus included with Amendment No. 1.

Total potential profit from other securities

4.
The following is a table disclosing the aggregate amount of possible profit which could be realized by the selling shareholders or its affiliates as a result of any exercise price discounts for the securities underlying the warrants. The only warrants, options notes or other securities of the issuer that are held by the selling shareholders or any of their affiliates are the Class A

Warrants, the Class B Warrants and the Finder’s Warrants that were issued in connection with the Company’s issuance and sale of the convertible notes.

6,000,000 shares of our common stock are issuable upon the exercise of 6,000,000 Class A Warrants to purchase our common stock. The Class A Warrants have an exercise price of $0.30 per share subject to adjustment under certain circumstances and represent a discount of $0.13 to the $0.43 market price per share for our common stock on December 13, 2006, the date of issuance of the convertible notes.

6,000,000 shares of our common stock are issuable upon the exercise of 6,000,000 Class B Warrants to purchase our common stock. The Class B Warrants have an exercise price of $0.40 per share subject to adjustment under certain circumstances and represent a discount of $0.03 to the $0.43 market price per share for our common stock on December 13, 2006, the date of issuance of the convertible notes.

2,400,000 shares of our common stock are issuable upon the exercise of 2,400,000 Finder’s Warrants to purchase our common stock. The Finder’s Warrants have an exercise price of $0.30 per share subject to adjustment under certain circumstances and represent a discount of $0.13 to the $0.43 market price per share for our common stock on December 13, 2006, the date of issuance of the convertible notes.

Market price per share of underlying shares of common stock	$0.43
Exercise price per share: Class A Warrant	$0.30
Exercise price per share: Class B Warrant	$0.40
Exercise price per share: Finder’s Warrant	$0.30
Total possible shares under Class A Warrant	6,000,000
Total possible shares under Class B Warrant	6,000,000
Total possible shares under Finder’s Warrant	2,400,000
Combined market price of underlying under Class A Warrant	$2,580,000
Combined market price of underlying under Class B Warrant	$2,580,000
Combined market price of underlying under Finder’s Warrant	$1,032,000
Combined exercise price under Class A Warrant	$1,800,000
Combined exercise price under Class B Warrant	$2,400,000
Combined exercise price under Finder’s Warrant	$720,000
Total possible discount to market price: Class A Warrant	$780,000
Total possible discount to market price: Class B Warrant	$180,000
Total possible discount to market price: Finder’s Warrant	$312,000
Total possible discount to market price: All Warrants	$1,272,000

The following table shows the possible discount to market price based on the market price on February 6, 2007 which was $0.30 per share.

Market price per share of underlying shares of common stock	$0.30
Exercise price per share: Class A Warrant	$0.30
Exercise price per share: Class B Warrant	$0.40
Exercise price per share: Finder’s Warrant	$0.30
Total possible shares under Class A Warrant	6,000,000
Total possible shares under Class B Warrant	6,000,000
Total possible shares under Finder’s Warrant	2,400,000
Combined market price of underlying under Class A Warrant	$1,800,000
Combined market price of underlying under Class B Warrant	$1,800,000
Combined market price of underlying under Finder’s Warrant	$720,000
Combined exercise price under Class A Warrant	$1,800,000
Combined exercise price under Class B Warrant	$2,400,000
Combined exercise price under Finder’s Warrant	$720,000
Total possible discount to market price: Class A Warrant	$0
Total possible discount to market price: Class B Warrant	$0	(1)
Total possible discount to market price: Finder’s Warrant	$0
Total possible discount to market price: All Warrants	$0	(1)

(1) The result of an exercise of the warrants at the exercise price and a sale at the market price would be a loss to the selling shareholder. Therefore, the possible discount of the exercise price to market price is zero.

The above disclosure has been added on page 8 of the prospectus included with Amendment No. 1.

Comparison of issuer proceeds to potential investor profit

5.
The following is a table disclosing the gross proceeds paid or payable to the Company in connection with the financing transaction along with the payments required to be made by the issuer, the resulting net proceeds and the aggregate potential profit realizable by the selling shareholders as a result of discounts to the market price relating to the conversion price of the convertible notes and the exercise price of the warrants issued in connection with the financing transaction:

		% of Net
	Amount	Proceeds
Gross proceeds paid to issuer:	$3,000,000	-
All payments that have been made by issuer:	$393,750	15.1%
Net proceeds to issuer:	$2,606,250	100%
Combined total possible profit as a result of
discounted conversion price of the convertible notes	$2,160,000	82.9%
Combined total possible profit as a result of
discounted exercise price of the warrants	$1,272,000	48.8%

The following table shows the total possible profit as a result of the discounted exercise price to market price based on the market price on February 6, 2007 which was $0.30 per share.

		% of Net
	Amount	Proceeds
Gross proceeds paid to issuer:	$3,000,000	-
All payments that have been made by issuer:	$393,750	15.1%
Net proceeds to issuer:	$2,606,250	100%
Combined total possible profit as a result of
discounted conversion price of the convertible notes	$1,000,000	38.4%
Combined total possible profit as a result of
discounted exercise price of the warrants	$0(1)	0% (1)

(1) The result of an exercise of the warrants at the exercise price and a sale at the market price would be a loss to the selling shareholder. Therefore, the possible profit as a result of the discounted exercise price to market price is zero and the corresponding percentage is zero.

The above disclosure has been added on page 9 of the prospectus included with Amendment No. 1.

Prior transactions between the issuer and the selling shareholders

6.
The Company has not in the past been engaged in any prior securities transaction with any of the selling shareholders, any affiliates of the selling shareholders, or, after due inquiry and investigation, to the knowledge of the management of the Company, any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons).

Comparison of registered shares to outstanding shares

7.
The following is a table comparing the shares outstanding prior to the financing transaction, number of shares registered by the selling shareholders, or their affiliates, in prior registration statements (along with that number still held and number sold pursuant to such prior registration statement) and the number of shares registered for resale in this Registration Statement relating to the financing transaction.

Number of shares outstanding prior to convertible note
transaction held by persons other than the selling shareholders, affiliates of the Company and affiliates of the selling
shareholders	59,314,470
Number of shares registered for resale by selling shareholders
or affiliates in prior registration statements	0
Number of shares registered for resale by selling shareholders or affiliates of selling shareholders continue to be held by
selling shareholders or affiliates of selling shareholder	0
Number of shares have been sold in registered resale by selling
shareholders or affiliates of selling shareholders	0
Number of shares registered for resale on behalf of selling
shareholders or affiliates of selling shareholders in current
transaction (i)	32,400,000

(i) Includes the contractually agreed minimum number (18,000,000) of shares of our common stock to be registered which shares may be issued either (i) in connection with the repayment by the Company of the principal of and interest on the outstanding $3,000,000 aggregate principal amount of the convertible notes and/or (ii) upon the conversion of the convertible notes by the holders thereof at an initial conversion price of $0.25 per share. Also includes 14,400,000 shares of our common stock issuable upon the exercise of the Class A Warrants, Class B Warrants and Finder’s Warrants.

The above disclosure has been added on page 11 of the prospectus included with Amendment No. 1.

The issuer’s intention and ability to make all note payments and the presence or absence of short selling by the selling shareholders

8.
The Company has the intention, and the reasonable basis to believe, that it will have the financial ability to make all payments on the convertible notes when they become due and payable. The Company believes that as a result of the revenues generated by the capital investment it made in Zhejiang Tianyuan Biotech Co., Ltd. utilizing the proceeds it received from the issuance of the convertible notes, it will have sufficient cash flow to satisfy its obligations under the convertible notes.

The above disclosure has been added on page 11 of the prospectus included with Amendment No. 1.

After due inquiry and investigation and based on information provided by counsel to the selling shareholders, none of the selling shareholders have an existing short position in the Company’s stock.

Relationships between the issuer and selling shareholders

9.
Other than its issuance and sale of the convertible notes and the warrants to the selling shareholders, the Company has not in the past three years engaged in any securities transaction with any of the selling shareholders, any affiliates of the selling shareholders, or, after due inquiry and investigation, to the knowledge of the management of the Company, any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons). In addition, other than in connection with the contractual obligations set forth in (i) the subscription agreements entered into between the Company, on one hand and each of the selling shareholders on the other hand, (ii) the convertible notes and the warrants and (iii) the security documents entered into in connection with the financing transaction, the Company does not have any agreements or arrangements with the selling shareholders with respect to the performance of any current or future obligations.

The above disclosure has been added on page 11 of the prospectus included with Amendment No. 1.

The method by which the number of registered shares was determined

10.
The Company agreed with the selling stockholders in the subscription agreements with respect to the convertible notes and the warrants that it would register a minimum of 18,000,000 shares of its common stock to be potentially issuable upon the conversion of the notes by the selling stockholders. In deriving this number, the Company and the selling stockholders considered the potential volatility in the trading price of the Company’s common stock and how that volatility could impact the number of available registered shares. The Company also considered the possibility that the initial fixed conversion price with respect to the convertible notes (which price is also utilized in connection with the use by the Company to repay its obligations under the notes) could be lowered under certain circumstances described in our response to Comment 3 above.

The Company is also seeking to register 14,400,000 shares of common stock which are issuable upon the exercise of its outstanding Class A Warrants, Class B Warrants and the Finder’s Warrants, which include:

•	6,000,000 shares of our common stock issuable upon the exercise of Class A Warrants;
•	6,000,000 shares of our common stock issuable upon the exercise of Class B Warrants; and
•	2,400,000 shares of our common stock issuable upon the exercise of Finder’s Warrants.

Information regarding institutional selling shareholders

11.
The natural persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offer by the selling shareholder who are legal entities are listed in footnotes 2, 4, 6, 10, 12, 14, 16, 20, 22, 24, 26 and 28 to the Selling Stockholders Table set forth in the Registration Statement. We have made no changes to the table in Amendment No.1.

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings.
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and.
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your prompt attention to this letter would be greatly appreciated. If you have further questions please feel free to contact either the undersigned at (212) 407-4097 or Mitch Nussbaum at (212) 407-4159. Thank you.

Sincerely,

/s/ Angela M. Dowd
Angela M. Dowd
Loeb & Loeb LLP

cc: China BioPharma, Inc.